SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 21)

DGSE COMPANIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

23323G106
(CUSIP Number)

Dr. L. S. Smith 519 Interstate 30, Suite 243 Rockwall, Texas 75087 (972) 484-3662
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1		NAMES OF REPORTING PERSONS Dr. L. S. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,501,527
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,501,527
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,501,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.3%
14.		TYPE OF REPORTING PERSON (see instructions) IN

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Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 15850 Dallas Parkway, Suite 140, Dallas, Texas 75248.

Item 2. Identity and Background.

(a) Dr. L. S. Smith, an individual (“Dr. Smith”).

(b) 519 Interstate 30, Suite 243, Rockwall, Texas 75087.

(c) Not applicable.

(d) During the last five years, Dr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Dr. Smith has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or was subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or (ii) a finding of any violation with respect to such laws.

(f) Dr. Smith is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of Issuer.

(a) As of the date of this report, Dr. Smith beneficially owns 1,501,527 shares of the Issuer’s Common Stock, which, in the aggregate, represents 12.3% of the currently outstanding shares of the Issuer’s Common Stock. The foregoing calculation of percentage ownership is based on 12,203,584 shares of Common Stock outstanding, as reported in the Issuer’s most recent Form 10-Q filed May 14, 2014.

(b) Dr. Smith has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition with respect to 1,501,527 shares of the Issuer’s Common Stock.

(c) Not applicable.

(d) Dr. Smith confirms that he is not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of common stock of the Issuer beneficially owned by him.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of that certain Agreement to Execute Smith Irrevocable Proxy, dated May 25, 2010, by and between NTR Metals, LLC, a Texas limited liability company (“NTR”), and Dr. Smith, attached hereto as Exhibit 99.1, Dr. Smith delivered to NTR that certain Smith Irrevocable Proxy to Vote, by and between NTR and Dr. Smith, in the form attached hereto as Exhibit 99.2 (the “Smith Proxy”), whereby Dr. Smith granted NTR the power to vote all of the shares of Common Stock owned by Dr. Smith as well as all of those shares of Common Stock over which Dr. Smith held a proxy. This Schedule 13D/A is filed to reflect the expiration of the Smith Proxy. As a result of the expiration of the Smith Proxy, NTR no longer holds the power to vote any of the shares included therein.

Item 7. Materials to be Filed as Exhibits.

99.1 Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L. S. Smith in favor of NTR Metals, LLC (previously filed as Exhibit 99.6 to the Schedule 13D of NTR Metals, LLC filed on June 1, 2010)

99.2 Smith Irrevocable Proxy to Vote (previously filed as Exhibit 99.3 to the Current Report on Form 8-K of the Issuer filed on November 15, 2011)

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EXHIBITS

Exhibit No.	Description

99.1	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L. S. Smith in favor of NTR Metals, LLC (previously filed as Exhibit 99.6 to the Schedule 13D of NTR Metals, LLC filed on June 1, 2010)

99.2	Smith Irrevocable Proxy to Vote (previously filed as Exhibit 99.3 to the Current Report on Form 8-K of the Issuer filed on November 15, 2011)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dr. L. S. Smith

/s/ Dr. L. S. Smith
Dr. L. S. Smith

Date: May 28, 2014